UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Lixiang Education Announces Changes of Directors

On December 19, 2022, the Board of Directors (the “Board”) of Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (the “Company”) appointed Mr. Guoliang Chen who has served as the director and principal of Liandu Foreign Language School (the “Lianwai School”) since September 2018 to serve as a director of the Company and a member of the audit committee and nominating and corporate governance committee replacing Ms. Fang Ye with effect from December 19, 2022. In addition, the Board appointed Mr. Zhaoxiang Wei to serve as a director of the Company and a member of the compensation committee replacing Ms. Hong Ye with effect from December 19, 2022. Ms. Fang Ye and Ms. Hong Ye resigned from the Board due to personal reasons.

Mr. Guoliang Chen who has over 30 years of experience in the education industry joined us in September 2013. He received his master’s degree in education in Zhejiang Normal University in the PRC in September 2000.

Mr. Zhaoxiang Wei served as the assistant general manager of North Cedar Academy from February 2022 to October 2022. He served as the office assistant of Lianwai School from February 2021 to January 2022. He received his bachelor’s degree in language and literature from University of California, Los Angeles in March 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

	By:	/s/ Biao Wei
Biao Wei
Director and Chief Executive Officer

Date: December 30, 2022

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